Exhibit 99.6

CONTACT
DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	INVESTOR RELATIONS SAUNAK SAVLA saunaks@drreddys.com (Ph: +91-40-49002135)	MEDIA RELATIONS CALVIN PRINTER calvinprinter@drreddys.com (Ph: +91-40- 49002121)

Leading global pharmaceutical company,

Dr. Reddy’s Laboratories now in Colombia

For Immediate Release

Bogota, Colombia, October 7, 2016: Dr. Reddy’s Laboratories Ltd (BSE: 500124, NSE: DRREDDY, NYSE: RDY), a leading global pharmaceutical company with presence in 26 countries, announced its entry into Columbia with its portfolio of high quality and affordable medicines for Cancer patients.

The company’s Colombian operations was formally launched by M.V. Ramana, Executive Vice President and Head, Branded Markets, Global Generics – Dr. Reddy’s Laboratories in the presence of eminent members of the Colombian medical community, including leading Oncologists, Regulators, representatives of insurance companies and other opinion leaders.

Over the years, Dr. Reddy’s has become a trusted provider of medicines around the world. It is today the 2nd largest Generic Oncology Injectable Company by value in the U.S. (Source: IMS Health 2015) and the No. 1 Generic Oncology Company in India (Source: IPSOS 2016)

M.V. Ramana, Executive Vice President and Head, Branded Markets, Global Generics – Dr. Reddy’s Laboratories, said “Our company has a track record of staying committed to the markets we serve. We are delighted to make a beginning towards serving the unmet needs of patients in Colombia. Our initial focus would be to provide access to affordable cancer medicines to patients through our proven portfolio of Oncology products.”

Dr. Reddy’s operates in all major regions across the world with the major markets being – USA, India, Russia & CIS countries, and Europe with a workforce of over 20000 employees. The company’s 20+ manufacturing facilities are supported by five technology development centres, two integrated product development centres and three Research & Development centres.

Globally acclaimed for its affordable and innovative medicines, Dr. Reddy’s strives to bring expensive medicines within reach, address unmet patient needs and also help them manage their disease better. Through its three businesses – Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products, Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Considered to be one of the global leaders in the generic industry, Dr. Reddy’s focused on making generic and complex products across the major therapeutic areas of gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults, currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues.

The company assumes no obligation to update any information contained herein.